

March 30, 2015

Via Email
Ira L. Kotel, Esq.
Dentons US LLP
1221 Avenue of the Americas
New York, NY 10020-1089

    Re: Pulse Electronics Corporation
      Schedule 13E-3 filed by Pulse Electronics Corporation, OCM
      PE Holdings, L.P., OCM PE Merger Sub, Inc.
      Filed March 6, 2015
      File No. 005-16240

Dear Mr. Kotel:

   We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

Item 13

1. We note the filing of the Form 10-K for the fiscal year ended December 31, 2014. Please update the financial statements and related disclosure throughout the transaction statement accordingly. Refer to Item 13 of Schedule 13E-3 and Item 1010 (c) of Regulation M-A.

Introduction

1. You disclose that "no Filing Person, including Pulse, is responsible for the accuracy of any information supplied by any other Filing Person." The filing persons are responsible for the accuracy and completeness of the Schedule 13E-3. The disclaimer that no filing person takes responsibility for the accuracy of such information as it relates to any other Filing Person is inconsistent with the certification that accompanies each filing person's signature on the Schedule 13E-3. Please revise.

2. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. Please revise to include disclosure stating that the safe harbor provisions in the Form 10-K recently filed and the other documents incorporated by reference into the transaction statement, do not apply to any forward-looking statements the filing parties make in connection with the going private transaction.

Background of the Transaction, page 7

3. Refer to disclosure on page 10 regarding the Oaktree proposal which required a "rationalization of Pulse's capital structure, with Oaktree becoming Pulse's 100% equity owner…" Please supplement the disclosure to further explain this statement from the perspective of each of the Filing Persons. Also, please identify whether any percentage ownership below a 100% was considered and if so, why it was rejected and by which Filing Party. Refer also to our subsequent comment 5.

4. Please briefly supplement your discussion to reference any material meetings and discussions amongst the Oaktree Filing Persons leading up to the decision to take the company private. Refer generally to Item 5 of Schedule 13e-3 and corresponding Item 1005.

Purposes, Alternatives and Reasons of Pulse for the Transaction, page 12

Purposes, page 12

5. Each filing person, inclusive of the Oaktree Filing Persons, must individually comply with the requirements of Schedule 13E-3, including Items 7 and 8. Please supplement the disclosure included here and/or on page 20-21 under "Purposes and Reasons of the Oaktree Filing Persons for the Transaction" to further describe

the Oaktree Filing Persons purposes and reasons for the transaction and the alternatives they considered.

6. Please refer to Item 1013(c) of Regulation M-A. Please supplement the discussion with respect to the Oaktree Filing Persons' reasons for undertaking the transaction at this time (i.e., why they are choosing to make the Investment on the terms described and take the company private at this time).

7. Please refer to disclosure that "Pulse believes that effecting the Transaction is in the best interest of Shareholders…" The basis for the statement is not clear. As noted in subsequent disclosure, unaffiliated shareholders will cease to have any equity interest in the company, will not participate in any of the potential benefits the company hopes to achieve following the execution of management's "turnaround" plans and will be required to surrender their equity interests involuntarily in exchange for the Merger Price. Please revise or advise.

Third-Party Financing, page 14

8. We refer to disclosure regarding the conclusions reached by the Special Committee that "the Transaction with Oaktree would be expected to result in a higher price…" for the reasons specified in the disclosure. Please provide additional context to this disclosure and the basis of such determination. Consistent with Item 7 of Schedule 13E-3 and Item 1013(b) of Regulation M-A, please clarify whether any attempt was made to solicit or gauge third-party interest in an alternative transaction. If no other parties were solicited or interest gauged, revise to clearly state this fact.

Effects, page 16

9. Refer to Item 7 of Schedule 13E-3 and Instruction 3 to Item 1013(d) of Regulation M-A. Please revise to describe further the effect of the transaction on the Oaktree Filing Persons. In this regard, we note reference in the Form 10-K for the fiscal year ended 2014 to the company's net operating losses, foreign tax credit carry forwards and research and development credit carry forwards, which are set to expire at various timeframes in the future. Please disclose each affiliate's interest in dollar amounts and percentages.

Position of the Oaktree Filing Persons…, page 21

10. Please refer to prior comment 5. We note that the Oaktree Filing Persons disclose their general *agreement* with the discussion as to fairness provided by the Special Committee and the Pulse Board. However, the Oaktree Filing Persons must provide their own discussion of the fairness of the transaction or *expressly adopt* the analysis and conclusions of the Special Committee and Pulse Board regarding the fairness of the transaction, if appropriate. Also note that if the company

considered different factors than Oaktree or if the company did not address all of, or did not focus in the same way on, the factors listed in Instruction 2 to Item 1014 of Regulation M-A, then the Oaktree Filing Persons should discuss any unaddressed or differently addressed factors in reasonable detail or explain in detail why the factor(s) were not deemed relevant or material.

Reports, Opinions, Appraisals and Negotiations, page 21

11. We note that projections were provided to the financial advisor. Please confirm whether all material projections that were provided have been disclosed in the Transaction Statement. If not, please disclose such projections or advise.

12. We note that you have included non-GAAP financial measures in this section. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

13. Please revise to include the projections and/or material assumptions that underlie the Selected Company Analysis, inclusive of how the various metrics and multiples were derived.

14. We refer to disclosure that indicates Houlihan Lokey compared the company and the transaction to companies and transactions it deemed to be relevant. Please supplement the disclosure to list the basis upon which selected companies and transactions were chosen. For example, specify criteria or characteristics that are similar and/or dissimilar to those of the company and the transaction being compared.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact the undersigned at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc: Craig M. Garner, Esq.
       Latham & Watkins, LLP